Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Script for day 1 NICF conference call

Carolyn

Good morning everyone.

As you’ll no doubt now have heard, at 9.00 this morning we announced some extremely important news.

Because of the nature of the announcement, we weren’t able to talk to you before we announced the news to the financial markets at 9am. But obviously in the coming months we do see an extremely important role for you, and we wanted to talk to you as soon as possible, which is why we’re having this call now.

Simon Duffy unfortunately can’t be with us this morning because he’s tied up with all sorts of journalists and analysts, but we will be arranging a face to face meeting for you with him within the next two or three weeks.

Although Simon can’t be with us, however, I’m very pleased to say that Steve Upton is with me, and Steve is going to talk you through what’s been announced today. I’m sure most of you will know him, but for those of you who don’t, Steve is Managing Director of our Networks division.

So Steve, I’ll hand over to you.

Steve

Thanks Carolyn.

Well, as Carolyn said, at 9am we announced some news that I think has been long-awaited and long-anticipated, and that is that ntl and Telewest have agreed a framework to combine the two businesses. In fact, ntl has entered into an agreement to buy the Telewest business.

This really is the culmination of a very long journey that started many years ago when the first cable franchises and operations were set up. And finally it’s our opportunity to bring together all those franchises and create a single company that’s able for the first time to square up to our competitors – such as BT and Sky – on more equal terms.

The combined company will offer broadband, TV and telephony services to more than 12.5 million homes across the UK. We currently have nearly 5 million residential customers across both ntl and Telewest.

It’s great news for our customers. It means there will be a totally single-minded focus on developing the best products and services in the market. And for our associates, it will mean becoming part of what should be an exciting, fast-moving and very high profile business.

Now what we’ve announced today is that ntl has entered into an agreement to buy Telewest. That agreement is still subject to approval from our shareholders, and there’s also potentially a very lengthy process to go through to work through all the red tape associated with a deal like this.

Basically there will be probably rather a lot of lawyers, accountants and regulators locked in conversation over the coming months because there are various legal and regulatory conditions that have to be satisfied before the deal can be closed and we can become one company.

Until that point is reached, absolutely nothing changes. We’ll still be two totally separate companies just as we always have been. There’s no change for any of our customers, our suppliers or our associates. Nobody’s job is affected. There’s no change to any product or service. And nobody needs to do anything differently at all. It’s totally business as usual.

Unfortunately it really is impossible to make any sort of prediction about how long that process might take. And that means it could be quite a long time before we can answer the questions people will inevitably have about what a combined company would mean for jobs in both companies. And I’m sorry to say that, because I know this means there’ll be quite a period of uncertainty for people. But today we really are right at the start of the process. There’s a long way to go yet, and in a deal like this there are a lot of legal restrictions about what we can and can’t say as we go along.

We will very quickly start a team of people from both companies working through all the issues about how we’ll combine the two companies when the deal is done. Things like how we’d use both our networks, how we’d combine our billing systems, how we’d move to having a single set of products and pricing, and what the organisational structure of the new company should be. There are a lot of things that need to be worked through over the next few months.

One thing we can all expect, unfortunately, is that throughout that time our friends in the media will be drawing their own conclusions about how we’ll bring the companies together. And no doubt they will speculate and give their opinions about whether there will be redundancies and how many there might be.

It’s very important to remember that they will just be speculating and giving their opinion. As and when there is any news at all that affects associates, we will tell you ourselves, and you know that we’ve never shied away from giving difficult news, and giving people as much notice of changes as possible. So people may read speculation and opinion in the papers, but they will get the facts from us, and it would be really helpful if you could help us make sure people understand that.

We’ve equipped our senior leaders today with a whole range of materials to use as they see fit with their various teams. They’ve got a presentation, a set of questions and answers, a text message for field teams, and we’ve also recorded a voice mail message for field teams. We’ve also provided an A4 handout version of the announcement for areas where that’s most appropriate, and we’re sending out letters later today to associates on maternity, adoption and long term sick leave.

Later this week we’ll also be distributing posters showing the key facts, and at the start of next week there will be an associate magazine.

As you’ll see when you see these materials, there’s not a lot of information to share at this stage, and there are a lot of questions we can’t answer. But we’re trying to give people all the information we do have very clearly through mechanisms that are appropriate to their role.

There is an e-mail account set up for people to send in questions they feel we’ve not covered in the communications material. It’s called ‘ntl.telewest questions’ and you can find it on the global address list.

And really those are the main facts about what we’ve announced today. I think it’s important for us to manage expectations that between now and the deal closing, there really might not be much more to say. Today’s announcement is big news, but it would be unfortunate if people were to expect us to have something new to say about progress every week, because the reality is that’s just not going to happen.

We really just need to let the accountants and the lawyers get on with sorting out all the red tape and we need to get on with running the business as usual in the meantime.

As far as you’re concerned, of course, we see you as having an important role during the next few months, and we’ll be holding regular calls or meetings to keep you updated with progress. We don’t really expect there to be a lot of news to share until the deal closes, but we would like your help in making sure that we communicate as effectively as we can as we move forwards.

Carolyn, do you want to say a bit more about that.

Carolyn

Yes I will. Thanks Steve.

As Steve has just said, we do see you as having a very important role to play. We know the next few months will be uncertain for people, and we want to do the best job we can of communicating the information that’s available, albeit it that unfortunately the reality will be that we just won’t be in a position to answer a lot of the questions people have.

But we will most certainly be meeting with you regularly to keep you up to date on progress, and to seek your input and advice about the issues people are raising with you, the questions they’re asking, and what else we could be doing on the communication front to support people.

What we’d like to ask for your help with straight away is to check in on how today’s announcement has been received by people. We’d like to understand how they’ve reacted, what they think of it. Whether they see it as good news or bad news. Whether there are areas where people are particularly worried. And whether there’s anything else helpful we can provide to people on the communication front.

I will send out to you after this call a feedback form which I’d like you please to complete and send back to us at 5.00 tomorrow to let us know people’s reactions, and we’ll feed that back in with other input we’re getting from our MDs.

I’ll also send out to you all the supporting materials we’ve sent to our senior leaders, so that you can see what information they have available to them and you can also use it yourself if people ask you questions.

It would be very helpful if you can help by telling people that those questions are available on the intranet and encouraging them to look it up, rather than simply sending questions straight to the feedback account when actually the answer may well already be available.

Is that OK? And in the meantime, both Steve and I are very happy to take whatever questions you have now. We might not be able to answer them! But we’ll do our best.